Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) announces to its stockholders that it won as of today, July 16, 2021, the bidding process promoted by the State of Minas Gerais, as it has presented the best financial proposal for the rendering of payroll management services, for five years, to state public servants (active, retirees and pensioners), and to companies that are suppliers of the State, totaling a monthly amount of approximately R$ 4.8 billion (“operation”). The proposal establishes a payment in cash of R$ 2.4 billion for payroll management. This payment will be recorded as “Intangible” and recognized in the statement of income on a deferred basis. This operation reaches 618 thousand public servants, 20% of which concentrated in the metropolitan region of Belo Horizonte; a balance of payroll loans portfolio of R$ 7.7 billion and; 6.3 thousand companies that are suppliers of the State. Itaú Unibanco will allow current accounts to be opened fully online and at new dedicated physical sites, in addition to our branches already existing in the State. This operation falls into the Phygital (physical and digital) strategy, which is targeted to offering service models to the most varied client profiles. The agreement is now on its formalization phase. São Paulo (State of São Paulo), July 16, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence